May 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attention:                                         Brad Skinner

Tracie Towner

Re:                                                                             SEC Comment Letter dated April 23, 2012

Green Mountain Coffee Roasters, Inc.

Form 10-K for the Fiscal Year Ended September 24, 2011

Filed November 14, 2011

File No. 1-12340

Ladies and Gentlemen:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2012 that pertains to the Company’s Annual Report on Form 10-K for the year ended September 24, 2011(the “Form 10-K”), which was filed with the Commission on November 14, 2011.

For reference purposes, the Staff’s comments in the Staff’s letter dated April 23, 2012 are reproduced in bold and the corresponding responses of the Company are shown below the comments.

Form 10-K for the fiscal year ended September 24, 2011

Business, page 1

1.                                      Disclosure elsewhere in your filing suggests that you have customers to whom sales exceeded 10 percent or more of your consolidated revenues.  In view if this, explain to us how you considered the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE TO COMMENT 1

Disclosure of customers to whom sales equaled 10% or more of the Company’s consolidated revenues is provided on page 51 of the Form 10-K under the

“Management’s Discussion and Analysis of Financial Condition and Results of Operation - Critical Accounting Policies - Significant Customer Credit Risk and Supply Risk.” In future Form 10-K filings, the Company will either include disclosure responsive to Item 101(c)(1)(vii) of Regulation S-K in the Business section or, in accordance with Rule 12b-23 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or will include a cross-reference in the Business section to any applicable disclosure elsewhere in such Form 10-K.

2.                                      Disclosure under this section indicates that you “own patents that cover significant aspects” of your products and that “certain patents” of yours will expire in the near future. Tell us whether any of the patents that will expire in the near future are those that “cover significant aspects” of your products. Additionally, tell us whether is reasonably possible that patent expirations will have a material impact on your financial position, results of operations or liquidity in future periods. If so, explain to us how you considered discussing the impact of patent expirations in your MD&A. See Item 303(a) of Regulation S-K, related Instruction 3, and section III.B.2 of Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE TO COMMENT 2

The Company advises the Staff that although certain patents owned by the Company that cover significant aspects of the Company’s current generation K-Cup® portion packs presently used in Keurig® Single-Cup Brewers will expire in September 2012, as disclosed on page 11 of the Form 10-K, the Company does not currently have, nor did it at have at the time of the filing of the Form 10-K, any data beyond what is included in the Form 10-K that would lead it to the conclusion that such patent expirations would reasonably be likely to have a material impact on its consolidated financial position, results of operations or liquidity in future periods.  The Company believes that it has competitive strengths, aside from its intellectual property portfolio, that enhance its business and mitigate the potential material impact on its financial position and results of operations in the future arising from the patent expirations. First, the Company believes that its first mover advantage allows it efficiencies and scale to support increasing consumer demand at a lower cost than its competitors. Additionally, the Company exclusively offers over 200 varieties of K-Cup® portion packs, including from a broad variety of meaningful brands. Finally, the Company continues to develop new products, including its recently introduced Keurig® Vue™ brewer, and to innovate and develop its current Keurig® Single-Cup Brewers and portion packs, which the Company expects will decrease the importance of the expiring patents. Notwithstanding the foregoing, the Company has disclosed the risks related to its expiring patents in its risk factors included in the Form 10-K.

Subsequent to the expiration of the patents, it is possible that private label or other coffee manufacturers will attempt to market and sell new copy-cat portion packs to be used in the installed base of Keurig® Single-Cup Brewers. The Company is aware of certain private label manufacturers that have begun manufacturing beverage cartridges for use with Keurig® brewers and have brought suit against such manufacturers when appropriate. The Company intends to vigorously defend its intellectual property rights.

The Company acknowledges the requirements of Item 303(a) of Regulation S-K and will continue to consider the impact of the patent expirations on the consolidated financial position, results of operations or liquidity of the Company in future periods.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 4 — Segment Reporting, page F-24

3.                                      We note the disclosure indicating that SCBU, KBU and CBU represent your operating and reportable segments. Please provide us with a detailed analysis supporting your conclusion that these represent your operating segments under FASB ASC paragraphs 280-10-50-1 through 280-10-50-9. As part of your response:

•                  Identify for us your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM;

•                  Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended September 24, 2011;

•                  Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports; and;

•                  Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

RESPONSE TO COMMENT 3

The Company has considered FASB ASC paragraphs 280-10-50-1 through 280-10-50-9 in discussing our analysis of our operating segments.

OPERATING SEGMENTS

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has concluded that under FASB ASC paragraphs 280-10-50-1 through 280-10-50-9, the Company is currently organized in the following three operating segments:

•                  Specialty Coffee business unit (“SCBU”)

•                  Keurig business unit (“KBU”)

•                  Canada business unit (“CBU”)

Under ASC paragraph 280-10-50-1, an operating segment must (a) engage in business activities from which it may earn revenues and incur expenses; (b) produce operating results that are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and (c) have discrete financial information available. In accordance with ASC paragraph 280-10-50-1, the following table is used by the Company to assess whether the products or services included within the three operating segments described above meet the criterion above.

	a. Engages in business activities	b. Operating results reviewed by the CODM	c. Discrete financial info available
SCBU	Yes	Yes	Yes
Green Mountain Coffee Roasters	Yes	No	Yes
Timothy’s	Yes	No	Yes

KBU	Yes	Yes	Yes

CBU	Yes	Yes	Yes
Roasting and Retail	Yes	No	Yes
Coffee Service	Yes	No	Yes
VKI	Yes	No	Yes
Café Bistros	Yes	No	Yes
Filterfresh	Yes	No	Yes
Vending	Yes	No	Yes

Corporate	No	Yes	Yes

Based on the information in the table above, the Company has determined that it currently has three operating segments. In accordance with FASB ASC paragraph 280-10-50-4, Corporate is not an operating segment.

CHIEF OPERATING DECISION MAKER

The Company is led by its highest ranking employee, its president and chief executive officer (the “CEO”), who is the Company’s CODM. Each operating segment of the Company, as currently determined, has a president who reports directly to the CEO (collectively, the “Presidents”).  The Presidents are directly accountable to, and maintain regular contact with, the CEO to discuss operating activities, financial results, forecasts and plans for their respective business unit. The CEO, using input from the Presidents, and the Company’s functional leaders (as defined below), makes all key operating decisions, determines the allocation of resources and makes assessments of performance. No one individual elsewhere in the company has the ability to override the CEO.

While the CEO receives numerous reports and information on an ad hoc basis primarily related to current situational issues or business problem solving (e.g., warranty returns by brewer or sales returns by customer analysis) and information necessary to analyze deals and transactions, the reports primarily used by the CEO to make resource allocation decisions and assess performance for the year ended September 24, 2011 include the following:

•                  Monthly business unit profit and loss schedules.

•                  Weekly sales reports for the SCBU and KBU. No weekly sales report is prepared for the CBU segment.

•                  Quarterly financial management packages.

The Company’s CEO reviewed all of the financial information that was provided to the board of directors in advance of and during in the fourth quarter of 2011 and notes that the board of directors, in advance of, and during, the fourth quarter of 2011 reviewed the following information:

•                  Quarterly business unit profit and loss schedules.

•                  Quarterly memoranda prepared by the President of each business unit.

•                  Quarterly financial forecasts.

•                  Quarterly and annual financial presentations prepared by the Company’s Chief Financial Officer.

•                  Annual operating plan presentations regarding the Company and each business unit.

As requested, the Company is providing copies of the information regularly reviewed by the CODM and the Company’s board of directors and is also providing an organizational chart which shows the Company’s reporting hierarchy. These items are being provided separately as supplemental submissions under Rule 12b-4 under the Exchange Act.  The Company requests that the materials be returned to it in accordance with Rule 12b-4 and request confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

4.                                      Explain to us how you have considered the product-based disclosure requirements of FASB ASC paragraph 280-10-50-40.

RESPONSE TO COMMENT 4

The Company advises the Staff that in the future it will consider the requirements of FASB ASC paragraph 280-10-50-40 and, as applicable, will include such disclosure in Note 4, Segment Reporting, of the Notes to Consolidated Financial Statements (“Note 4”). The information will include net sales for each product or each group of similar products for all periods presented in a form similar to the product information provided on page 36 of the Form 10-K.

The following is an illustration of the format of the Company’s proposed product-based disclosure to be included in future filings (using data for the fiscal year ended September 24, 2011):

Products

Sales by product type are as follows:

	Net Sales (in millions)
	2011	2010	2009
K-Cup® Packs	$1,704.0	$834.4	$410.4
Brewers and Accessories	524.7	330.8	197.7
Other Products	414.0	169.6	152.7
Royalties	8.2	22.0	25.3
Total Net Sales	$2,650.9	$1,356.8	$786.1

Note 7 — Goodwill and Intangible Assets, page F-28

5.                                      We note your disclosure regarding the reporting unit levels at which you evaluated goodwill for impairment.  To help us understand your accounting in this area, please explain to us how you have identified these reporting units.  As part of your response, explain your basis for concluding that the SCBU and KBU operating segments represent reporting units, including how you considered the guidance in FASB ASC paragraph 350-20-35-35.

Separately, if you have aggregated components of the CBU operating segment to form the CBU reporting units, as prescribed by ASC 350-20-35-35, identify for us the components and briefly explain how you have determined that they have similar economic characteristics.

RESPONSE TO COMMENT 5

The Company respectfully advises the Staff that it has identified the following five reporting units at which it evaluates goodwill for impairment:

1.               SCBU;

2.               KBU;

3.               CBU (Roasting and Retail, including Café Bistro);

4.               CBU (Coffee Services Canada, VKI, and Vending); and

5.               CBU (Filterfresh (assets held-for-sale)).

The following diagram shows, as of September 24, 2011, the Company’s reporting segment, operating segment and component structure as defined in FASB ASC 805.

Operating Segments

As discussed in the Company’s response to the Staff’s comment number 3 above, the Company has determined that SCBU, KBU and CBU are its operating segments.

Components

The operating segments consist of the components shown in the diagram above. The components of SCBU as of September 24, 2011 were Green Mountain Coffee Roasters and Timothy’s (which is located in Canada).  Timothy’s was operated as a plant for the SCBU prior to the Company’s acquisition in December 2010 of LJVH Holdings Inc. (“Van Houtte”) (which is also located in Canada).  Timothy’s is shown separately in the segment managers package because it was acquired by the Company in November 2009 and included in the SCBU segment until September 24, 2011, when it was transferred to the CBU. Green Mountain Coffee Roasters and Timothy’s share similar characteristics given that they each are in the business of sourcing and roasting coffee in various package forms, predominately K-Cup® packs, to sell to various customer channels (i.e., offices, in home channels such as supermarkets, club stores, mass merchandisers, and also consumer direct). The KBU operating segment is currently a reporting unit because it comprises only a single component. The KBU primarily sells brewers and accessories to retail department stores and mass merchandisers (“retailers”), club stores, consumer direct and offices as well as K-Cup® packs to retailers and consumer direct.  Discrete financial information is currently available for each of these components and is regularly reviewed by the President of the applicable operating segment.

SCBU:

For purposes of evaluating economic characteristics of a component of an operating segment, the following criteria for aggregating operating segments in ASC 280-10 should be used:

	Timothy’s	Green Mountain Coffee Roasters
Long-term average gross margins (average is for the 5 quarters that Timothy’s was a part of SCBU)	33%	30%
Nature of products and services	Source, produce and sell coffee, hot cocoa, teas and other beverages, to be prepared hot or cold, in K-Cup® packs	Source, produce and sell coffee, hot cocoa, teas and other beverages, to be prepared hot or cold, in K-Cup® packs
Nature of production processes	Roasting of coffee	Roasting of coffee

	and packaging K-cup® packs	and packaging K-cup® packs
Type of class of customer	Sold primarily to supermarkets, club stores, office coffee distributors and directly to consumers in the United States	Sold primarily to supermarkets, club stores, office coffee distributors and directly to consumers in the United States
Methods of distribution	Shipped via ground carrier	Shipped via ground carrier
Manner in which entity operates is business	Operated as a plant of the SCBU	Operated as plants of the SCBU
Whether goodwill is recoverable from separate operations of from two businesses working in concert	Goodwill is recoverable from SCBU as a whole since the businesses work in concert on production, capacity, resources, etc.	Goodwill is recoverable from SCBU as a whole since the businesses work in concert on production, capacity, resources, etc.
Whether the components benefit from similar research and development projects	All R&D efforts will be used in all of the plants	All R&D efforts will be used in all of the plants

ASC 350-20-55 provides implementation guidance, stating that while all of the above factors from ASC 280-10 need to be considered in the analysis of economic similarity, the FASB did not intend that every factor be met to demonstrate the economic similarity of the components. Further, the Company notes that applicable interpretive guidance on this topic suggests that (1) assessing whether two or more components of an operating segment have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances, (2)  the assessment should be more qualitative than quantitative, and  (3)  when a component extensively shares assets and other resources with other components of the operating segment, it may  indicate that the component either is not a business or may be economically similar to those other components.

The Company acquired Timothy’s in November 2009 and was managed by the SCBU segment. For the eight quarters ended September 24, 2011, the Company operated Timothy’s as a plant of SCBU, along with SCBU’s other four plants, to roast coffee and produce K-cup® packs for sale predominantly in the United States and to a much lesser degree in Canada. As a result, under ASC 350-20-35-35, the components of the SCBU were aggregated and deemed a single reporting unit.

KBU:

KBU designs and sells single serve brewers and also sells K-Cup® packs to the retail channel and on its website. As noted above, the KBU operating segment is a reporting unit because it comprises only a single component as this is the lowest level at which discrete financial information is available and which is reviewed by the segment president.

CBU:

The Company has determined that under ASC 350-20-35-35, the CBU operating segment consists of three reporting units. The Roasting and Retail component roasts coffee and distributes Van Houtte branded coffee primarily to grocery retailers throughout Canada. The Café Bistro component earns revenues predominately through royalty and franchise fees derived from the franchisees.  The Café Bistro’s supports the retail business by promoting and reinforcing the Van Houtte brand, through its authentic coffee house credentials. The revenues from the Café Bistro component are not material to the CBU segment; therefore the Company has aggregated the Retail and Roasting and Café Bistro components into a single reporting unit.

Coffee Services Canada distributes and sells coffee to consumers throughout Canada and provides the rental and servicing of brewing equipment, which is purchased from VKI. Because VKI sells primarily to Coffee Services Canada and is part of the overall Coffee Services model (combining the sale of coffee and brewing equipment), the Company believes it is appropriate to include VKI with the Coffee Services Canada as a reporting unit. This is in accordance with ASC 208-10-50 paragraph 2. Revenues from Vending are not material to the CBU and the business valuation for the Vending unit is deemed to be de minimis and as a result is combined with the Coffee Services Canada reporting unit.

Finally, Filterfresh, which prior to its sale provided coffee services in the United States identical to the services provided in Canada by Coffee Services Canada, is being treated as a separate reporting unit for purposes of goodwill impairment analysis, since Filterfresh was classified as held for sale from its acquisition by the Company in December 2010 through September 24, 2011 and must be reviewed for impairment separately.

Pursuant to the above analysis, under ASC 350-20-35-35, the Company believes it is appropriate to separate the CBU components into three reporting units for the purposes of goodwill impairment analysis —Roasting and Retail (including Café Bistro), Coffee Services Canada (including VKI and Vending), and, until its sale on October 3, 2011, Filterfresh.

*              *              *              *              *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (802) 488-2500.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.